UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A CALLS EXTRAORDINARY SHAREHOLDERS´ MEETING

Medellin, Colombia, October 13, 2015

The presidency of Bancolombia S.A (“Bancolombia”) today called an extraordinary meeting of the common shareholders, to be held on Friday, October 30, 2015 at 9:00 a.m. at Bancolombia’s headquarters located in Carrera 48 #26-85, South Tower, 11th Floor, Medellin.

The agenda for this meeting is:

1.	Quorum
2.	Reading and approval of the agenda
3.	Election of the voting commission and approval and execution of the minutes
4.	Proposal to increase authorized capital
5.	Proposal to amend the Bylaws

The amendment proposal is available at: www.grupobancolombia.com.co

The shareholders may be represented at the meeting by an authorized representative with a written power of attorney, in accordance with Colombian law. Powers of attorney cannot be granted to Bancolombia employees, or to any other party directly or indirectly related with the management of Bancolombia.

CARLOS RAÚL YEPES JIMENEZ

CEO

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 13, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance